File no: 82-35012

07025345

Detica

S[illegible] [illegible]ch Park
G[illegible]dford
Surrey
[illegible]2 7YP
UK

+44 (0) [illegible] 8[illegible]
[illegible] [illegible]876144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

SEC MAIL RECEIVED PROCESSING
JUL 0 9 2007
WASH. D.C. 106 SECTION

Our ref: 07-FIV100C244

File no: 82-35012

2nd July 2007

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

29.06.07 Announcement – Voting Rights and Capital

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED
JUL 2 0 2007
THOMSON
FINANCIAL

dw 7/19

Enc

Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Total Voting Rights
Released	07:00 29-Jun-07
Number	2484Z

29 June 2007

Detica Group plc

("Detica" or "the Group")

Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Detica would like to notify the market of the following:

As at 29 June 2007, the capital of Detica Group plc consists of 115,841,865 ordinary shares with voting rights.

Therefore, the total number of voting rights in Detica Group plc is 115,841,865.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or change to their interest in, Detica Group plc under the FSA's Disclosure and Transparency Rules.

- ends -

For further information, please contact:

Detica Group plc John Woollhead, Company Secretary	+44 (0)1483 816 000
Financial Dynamics Edward Bridges/Matt Dixon	+44 (0)20 7831 3113

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